SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)

                     BOULDER CAPITAL OPPORTUNITIES II, INC.
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                                (Name of Issuer)
                                     Common
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                         (Title of Class of Securities)
                                   101408 10 2
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                                 (CUSIP Number)

                                 Michael Delaney

                                 P.O. Box 890261
                           Temecula, California 92589
                                  (909)693-2285
                                  -------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.101408 10 2                  13D
         -----------


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(1)   Names of Reporting  Persons.  S.S. or I.R.S. Identification  Nos. of Above
      Persons

      Michael Delaney
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(2)   Check the Appropriate Box if a Member of a Group* (a)___
                                                        (b)___
      Not Applicable
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(3)   SEC Use Only


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(4)   Source of Funds*

      Personal Funds
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(5)   Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)

      Not Applicable
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(6)   Citizenship or Place of Organization

      USA
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Number of Shares Beneficially     (7)  Sole Voting Power
Owned by Each
Reporting Person with                    627,965
                                  ----------------------------------------------
                                  (8)  Shared Voting Power

                                         None
                                  ----------------------------------------------
                                  (9)  Sole Dispositive Power

                                         627,965
                                  ----------------------------------------------
                                  (10) Shared Dispositive Power

                                       -0-
------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                     627,965
------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)

                                       61%
------------------------------------------------------------------------------

(14)  Type of Reporting Person
                                   Individual

Item 1.     Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock, no par value ("Common Stock"), of Boulder Capital Opportunities II, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive office is P.O. Box 890261 Temecula, California 92589.

Item 2.     Identity and Background

(a) This statement is being filed on behalf of Michael Delaney (the "Reporting Person").

(b) The business address of the Reporting Person is P.O. Box 890261 Temecula, California 92589.

(c) The Reporting Person's principal occupation is not applicable.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f) The Reporting Person is a natural person.

Item 3.     Source and Amount of Funds or Other Consideration

A cash purchase price of $11,359 was paid by the Reporting Person out of personal funds in connection with the transaction described in Item 4. The shares reported herein were acquired in an arms-length transaction with the previous principal shareholder of the Company.

Item 4.     Purpose of Transaction

The Reporting Person acquired the subject common stock as an investment. The transactions have given the Reporting Person effective control of the Company.

The Board of Directors were changed as a result of the transaction. The Reporting Person became the sole Officer and Director of the Company. The Reporting Person has no plans to name additional persons to the Company's Board of Directors at this time.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a) The Reporting Person is currently the beneficial owner of 627,965 shares of Common Stock, constituting approximately 61% of the shares of Common Stock outstanding as of December 17, 1997.

(b) The Reporting Person has sole voting power with respect to 627,965 shares of the common stock and shared voting power with respect to 627,965 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 627,965 shares and shared dispositive power with respect to no shares of Common Stock.

(c) Other than as disclosed above in Items 4 and 5, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Common Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Items 4 and 5, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

Item 7.     Material to Be Files as Exhibits

Not Applicable

                                    Signature

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



01/06/98                         /s/ Michael Delaney
------------                         --------------------------
Date                                 Michael Delaney


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